LEGION PARTNERS

PROTECT ONESPAN

Response to Company Presentation

May 2021

ProtectOneSpan.com

OneSpan's Board fails to acknowledge it has long underperformed and lacks critical skillsets in modern cloud-first recurring software revenue – **this is not the right Board to guide OneSpan going forward**

1. OneSpan argues it cannot provide segment-level profitability to better enable a sum-of-the-parts ("SOTP") analysis **despite its peers doing so** and **referencing this critical data** in prior communications to stockholders

2. OneSpan's investor presentation **cherry-picks dates and peers** to argue its total shareholder returns are "admirable" – **yet the opposite is true**

3. OneSpan argues its self-refresh has added relevant skillsets when instead it has installed new directors with **legacy technology backgrounds** and/or **personal connections** to incumbent directors

Misleading Claim #1:
OSPN Does Not Have a Hardware "Business"

The Board's excuse for refusing to provide segment-level profitability directly contradicts how OSPN management has described the Hardware business for years – until 2 days prior to Legion nominating directors

Management discussed the *"Hardware business"* over a dozen times during OSPN's 2019 Investor Day and Q4 2020 earnings call

*"…an opportunity for us around the **hardware token business** is to really optimize that whole operation…"[1]*

*"…and [OneSpan has] this **hardware business**."[1]*

*"We still think the **hardware business** adds broader value…"[1]*

*"And although our **hardware business** is expected to decline…"[1]*

*"…than we would get on the **hardware business**."[1]*

*"So our **hardware business**, for example…"[1]*

*"…the value we get out of the **hardware business**…"[1]*

*"…at the present period, the **hardware business** contributes more to the bottom line than software and services does."[1]*

*"… it's our biggest contributor in the **hardware business** today…"[1]*

*"…an illustration of the value we get out of the **hardware business**…"[1]*

*"…is benefiting our **hardware business** today."[1]*

*"I think that the **hardware business** is going to decline…"[1]*

*"We have been saying for the last 2 years or so that we expected **the hardware, the token business**, to, on a secular basis decline…"[1]*

*"We'll continue to update you on this as plans for the **hardware business** develop."[2]*

Notes: (1) 2019 Investor Day, (2) Q4 2020 Earnings Call
Source: SEC Filings, OSPN Investor Day Transcript (12/4/19), OSPN Q4 2020 Earnings Call Transcript (2/23/21), OSPN Company Presentation (5/19/21, page 11), Legion Partners

Misleading Claim #2:
Providing Segment-Level Profitability is "Impossible"

Prior to Legion nominating directors, OneSpan's CFO assured Legion that the Company was working on segment-level profit disclosures and was aiming to have it ready "by Q2" of this year – so what happened?

References to Segment-Level Profitability in OSPN's 5/19/21 Presentation


We Modified Our Incentive Plans to Align Compensation and Strategy

*"…**the hardware token business** –which accounted for 78% of total revenue in 2015 – **is not as profitable at the gross margin level**" (page 61)*


Legion's Rationale for Selling Hardware Authentication Was Misguided

*"The hardware component…is very profitable **at the operating income level**…" (page 72)*

Despite evidence that OneSpan possesses segment-level margin data, the Board claims this data is "impossible" to calculate and provide to stockholders

Source: SEC Filings, Legion Partners' Meetings with OSPN Management (2/24/21), OSPN Company Presentation (5/19/21, pages 61 and 72), OSPN Investor Day Transcript (12/4/19)

Misleading Claim #3:
Market Participants Can Easily Perform a SOTP Analysis

The Board cites other technology companies as examples where investors perform SOTP analyses, but most provide segment-level profitability – critical disclosure that can enable market participants to perform a SOTP analysis and help achieve fair valuation multiples in the public markets

OSPN 5/19/21 Presentation (page 73)



Hardware Is Not a "Structural Impediment" to a Fair Valuation
Investors understand how to value much more complex companies with both hardware and software businesses
20%
80%
"Our bull case valuation is supported by SOTP analysis…"
Morgan Stanley Research Note, August 1, 2018
27%
73%
"Piper Jaffray analyst James Fish … notes … his sum-of-the-parts valuation exercise on the company's various product lines and segments gives him a base case valuation of $57 per share."
26%
74%
"Our SOTP based [price target] assumes 7.0x FY22e Core EBITDA of $7.4B…"
Morgan Stanley Research Note, August 20, 2020
31%
69%
"Additional transparency on FCF further bolsters our confidence in our SoTP valuation methodology."
Morgan Stanley Research Note, February 23, 2021
Many Other Companies, Including in the Cybersecurity Space, Have Both Hardware and Software-Based Businesses



31%
69%
paloalto
"Additional transparency on FCF further bolsters our confidence in our SoTP valuation methodology."
Morgan Stanley Research Note, February 23, 2021

Palo Alto Networks
Segment-Level Profitability Disclosure

Raising outlook for NetSec

	Network Security (FwaaP + Services & Support = NetSec) FY'20	FY'21 (as of 2/22/21)	FY'21 (as of 5/20/21)	Cloud & AI (NGS - software firewalls = ClaiSec) FY'20	FY'21	Palo Alto Networks FY'20	FY'21 (as of 2/22/21)	FY'21 (midpoint of guide as of 5/20/21)
Billings[1]		~~16% yr/yr~~	19% yr/yr			$4,302M 23% yr/yr	~~$5,155M 20% yr/yr~~	$5,290M 23% yr/yr
ARR[2]				$388M	$735M 89% yr/yr			
Revenue[3]	$3,090M	~~$3,570M 16% yr/yr~~	$3,600M 17% yr/yr	$318M	$605M 90% yr/yr	$3,408M 18% yr/yr	~~$4,175M 22% yr/yr~~	$4,205M 23% yr/yr
Gross Margin (Non-GAAP)[4]	77%		77% +50 bps yr/yr	63%	61% -270 bps yr/yr	76%		75% -70 bps yr/yr
Op Margin (Non-GAAP)[4]	28%		29% +130 bps yr/yr	-80%	-45% +3520 bps yr/yr	18%		18% +50 bps yr/yr
Adj. FCF Margin (Non-GAAP)[4]	38%	~~41% +310 bps yr/yr~~	42% +410 bps yr/yr	-59%	-43% +1630 bps yr/yr	28%	~~29% +60 bps yr/yr~~	30% +160 bps yr/yr
Lifetime Customers[5]	>73,000		>80,000 (as of Q3'21)	>8,000	>9,000 (as of Q3'21)	>75,000		>82,000 (as of Q3'21)

[1] Billings is a key financial metric calculated as total revenue plus change in total deferred revenue, net of total acquired deferred revenue.
[2] ARR = Annualized Recurring Revenue. Annualized allocated revenue of all active contracts as of the final day of the reporting period.
[3] Cloud & AI revenue includes professional services revenue of approximately $3M and $70M and product revenue of approximately $2M and $15M in FY'20 and FY'21, respectively.
[4] For a reconciliation of FY'20 non-GAAP financial measures, see Appendix. A reconciliation of FY'21 non-GAAP financial measures to the corresponding GAAP measures has not been provided as it is not available without unreasonable effort.
[5] Customers represent all customers acquired since inception. A customer is defined as an account that has purchased products and services excluding not-for-resale services.
Fiscal year ending on July 31.

28 | © 2021 Palo Alto Networks, Inc. All rights reserved.

Investors must know an asset's revenue and profits in order to value it fairly – why is this such a difficult concept for the Board to comprehend?

Source: SEC Filings, OSPN Company Presentation (5/19/21, page 73)

Misleading Claim #4:
Only Legion "Believes Our Valuation Gap is this Wide"

The Board refuses to acknowledge OSPN's widely-observed and steep valuation discount to its intrinsic value and appears disinterested in developing a credible plan for closing this glaring valuation gap



OSPN Sellside Price Targets
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$25.18
$25.00
$30.00
$35.00
$38.00
$39.00
20%
40%
52%
56%
"Given…uncertainty in OSPN's cash flow profile, we see a balanced risk reward on the stock."
Current Price
BTIG EV / Revenue Price Target
Wedbush EV / Revenue Price Target
DA Davidson EV / Revenue Price Target
Colliers SOTP-based Price Target
Sidoti SOTP-based Price Target
Software ARR
Legacy Software & Services
Hardware
Cash

If the Board cannot recognize the problem, it will never find a solution

Note: BTIG Base Case shown (no official price target due to Neutral rating)
Source: SEC Filings, Capital IQ (5/21/21), OSPN Company Presentation (5/19/21, page 95), BTIG (5/4/21), Wedbush (5/5/21), DA Davidson (5/5/21), Colliers (5/5/21), Sidoti (5/5/21)

Misleading Claim #5:
Legion's Changes to Our Peer Group are "Disingenuous"

We compare OSPN's TSR performance to the Company's own peer set (from its Fiscal 2020 Form 10-K) and carefully developed two peer groups that closely match OneSpan's business and financial characteristics

Board Accusation	Legion Philosophy / Response
"The companies Legion added are all strongly growing, pure software companies"	Our Cybersecurity Peer group contains several hardware and software peers, and an **overwhelming majority** underwent a transition to a cloud-based recurring revenue business model
"Legion has deleted from our list companies that are much closer in size" like Tenable (TENB) and SecureWorks (SCWX)	We actually included TENB and SCWX in our Cybersecurity Peer group and added multiple peers with less revenue than OSPN, including nCino (NCNO), Alkami (ALKT) and Mitek (MITK)
"Legion adjusted our set of proxy peers by…adding dissimilar companies"	We refrained from including Company-selected "peers" with little relevance to OSPN, such as those selling manufacturing software, pricing optimization software or fundraising software to non-profits Instead, we focused exclusively on 1) cybersecurity, 2) banking/eSignature software, and 3) mixed SaaS/term-based licensing recurring revenue peers
"OneSpan…should not be compared to deca-billion dollar" companies	Why did the Board proceed to compare OSPN to Cisco, Dell and Apple?

While the Board has since corrected its false claim of Legion "removing" certain peers, these hasty accusations in its originally filed investor presentation appear aimed to distract stockholders from OSPN's long-term underperformance

Note: Software-as-a-Services ("SaaS")
Source: SEC Filings, OSPN Company Presentation (5/19/21, pages 37-38, 42 and 73)

Misleading Claim #6:
"OneSpan has Performed Admirably for Shareholders"

In order to demonstrate modest outperformance, the Board utilizes peers from its 2021 proxy statement, not peers used for TSR comparison in its Fiscal 2020 Form 10-K, which conveniently omits the two highest performing peers from the Form 10-K peer group

In addition, the Company only shows 1, 2, and 3-year time periods, used a seemingly random end date of 4/30/21, and excluded the NASDAQ despite referring to the index in a previous letter

	OSPN Relative TSR as of 4/30/21					
OSPN vs.	**1 Year**	**2 Year**	**3 Year**	**5 Year**	**10 Year**	**15 Year**
Proxy Statement Peers *Peer Median*	*4%*	*(5%)*	*4%*	*(215%)*	*(178%)*	*(317%)*
Proxy Statement Peers *Peer Average*	*(102%)*	*(139%)*	*(393%)*	*(1,057%)*	*(758%)*	*(317%)*
Company Peers (per 10-K) *Peer Median*	*(11%)*	*(6%)*	*(21%)*	*(215%)*	*(178%)*	*(264%)*
Company Peers (per 10-K) *Peer Average*	*(197%)*	*(58%)*	*(70%)*	*(203%)*	*(258%)*	*(264%)*
NASDAQ	*3%*	*(28%)*	*(25%)*	*(138%)*	*(269%)*	*(315%)*

OSPN Excludes All Periods Over 3 Years

Whether using average or median, the result is largely the same – long-term TSR underperformance

Note: PFPT not included in Company Peers calculation due to announced acquisition by Thoma Bravo
Source: SEC Filings, OSPN Company Presentation (5/19/21, pages 36 and 42), OSPN Letter to Stockholders (4/26/21), Capital IQ (4/30/21 – to match Company's selected end date)

Misleading Claim #7:
Nuance Case Study Shows OSPN's "Impressive Performance"

The Board selected an end date of June 30, 2020 "prior to the impact of the pandemic" to demonstrate OSPN's temporary outperformance versus Nuance (NUAN) – however, NUAN drastically outperformed OSPN through April 2021



250.0%
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(50.0%)
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Company selected end date
NUAN +135% vs. OSPN
OSPN
NUAN

The Board appears to have selected an end date immediately prior to OSPN's <u>40% stock price crash</u> in a single day

Note: 4/12/21 end date represents Nuance's acquisition announcement by Microsoft
Source: SEC Filings, OSPN Company Presentation (5/19/21, page 43), Capital IQ (1/1/18-4/12/21)

Misleading Claim #8:
Many of OneSpan's Peers Also Pulled Full Year Guidance

The Board claims that many of its peers also pulled full year guidance during the pandemic – however, these peers did so in April and May 2020 while OneSpan *reiterated* its guidance, only to pull full year guidance later <u>in August 2020</u>



T+1 Stock Price Reaction
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BL
CRNC
MOBL
PRO
SAIL
TENB
VRNS
ZIXI
Pulled Full Year Guidance in April – May 2020
Reiterated Guidance in May 2020
Pulled Guidance in August 2020
(40%)
OneSpan

OSPN's August 2020 debacle was mostly of its own making due to Hardware volatility – not COVID

Source: SEC Filings, OSPN Company Presentation (5/21/21, page 110), Capital IQ

Misleading Claim #9: "Compensation is Aligned with Performance"

We believe the Company's executive compensation programs were poorly designed, and remain poorly designed

- The 2018-2020 long-term incentive plan mirrors the Company's 2018 revenue mix
  - OneSpan's revenue was 50% hardware and 50% software & services in 2018
  - However, the plan's performance goals are for **2020**
  - This plan did not align with the Company's go-forward strategy of transitioning to recurring software revenue – unsurprisingly, **OSPN TSR underperformed during this period**
- The 2020-2022 long-term incentive plan still relies heavily on metrics that are not aligned with the go-forward strategy of transitioning to recurring software revenue
  - GAAP Revenue has a 50% weighting and Adj. EBITDA has a 25% weighting
  - Legacy Hardware and perpetual licensing revenue have upfront revenue recognition, whereas recurring software revenue is recognized ratably over time
  - We fear OSPN's TSR will continue to underperform

The Board's reactive changes to executive compensation seem too little, too late

Source: SEC Filings, OSPN Company Presentation (5/19/21, pages 61-63)

Misleading Claim #10:
"Recent Strategic Acquisitions Have Added Value"

While the Board will claim its acquisition of Silanis (OneSpan Sign) has added value, buying into DocuSign's IPO would have delivered *double* the gain in half the time – the value generated for OSPN stockholders has clearly underperformed

Company / Asset	DocuSign	eSignLive by Silanis / OneSpan Sign
Beginning Value	**$5.2 billion** Market Cap IPO on 4/24/18	**$85 million** Acquisition on 11/25/15
Current Value	**$46.5 billion** Market Cap	**$400 million** High-Level Estimate
Return on Investment	8.9x 126% IRR	4.7x 35% IRR

Why hasn't the Board done more to achieve fair value for its eSignature business?

Note: Assumes 12/31/20 for return on investment end date
Source: SEC Filings, OSPN Company Presentation (5/19/21, page 55), Capital IQ, Legion Partners' Estimates

Misleading Claim #11: Legion "Supported" Marianne Johnson's Board Appointment

Legion never approved of Marianne Johnson's appointment to the Board – after interviewing Ms. Johnson, we recommended against her candidacy

Board's False Portrayal of Legion's Views in the 5/19/21 Presentation

*"Legion was **given the opportunity to interview both Ms. Hassan and Ms. Johnson** and **expressed support for these two directors**, stating they would "truly enable [Scott Clements] and his team to achieve the success they deserve while operating as a public company"" (page 78)*

Actual Excerpt from Legion's 2/7/20 Email to the Board

*"As for Marianne, **we believe any of the three candidates we presented would be a better fit for OneSpan's board**, particularly from a technology angle in terms of enterprise cloud SaaS and cybersecurity."*

In the Board's original presentation, it misrepresented an email from Legion in order to falsely portray support for Ms. Johnson's candidacy – while they have since corrected this "mistake," we believe this further damages the Board's low credibility when portraying its "version of events"

Source: SEC Filings, OSPN Company Presentation (5/19/21, page 78), Legion Partners' Correspondence with OSPN Board (2/7/20)

Misleading Claim #12:
The Board Has Added Modern "Cloud" Software Leaders

OneSpan's stated goal is to become a cloud-first recurring revenue company, which requires a vastly different set of experiences and skills than those gained working at legacy, low-growth and largely on-premise software companies

	OSPN's Recently Added Directors	Legion Nominees with True Cloud-First Experience
Representative Companies	Equifax, Deluxe, Cox Automotive, CDK Global, ADP	Intuit, Palo Alto Networks, Tradeshift, Twitter, Rubrik, Vonage, SPS Commerce
Average Organic Growth	**1%** GDP-like growth	**11%** 10x faster
Technology	Legacy on-premise – installed on-site	Cloud-based deployment – nothing done "on-site"
Business Model	Largely one-time sales for SMBs – low visibility	Largely subscription-based recurring revenue for Enterprises – high visibility
Relevance to OSPN?	CDK and Cox: software for auto dealerships Equifax: suffered a massive cyberattack Deluxe: "Cloud" segment includes logo design	World-class cloud-first software companies Next-generation cybersecurity leaders High-growth firms largely based in Silicon Valley

Which group does OneSpan wish to be in?

Note: CY2020 organic revenue growth of public companies used for average; recently added directors refer to Marianne Johnson, Al Nietzel and Garry Capers; company logos refer to operating and board experience
Source: SEC Filings, OSPN Company Presentation (5/19/21, page 50), Capital IQ

Vote for Legion's Nominees on the **WHITE** Proxy Card

OneSpan's incumbent directors are far outmatched by Legion's nominees' backgrounds and experiences pertinent to the Company's go-forward strategy

				Modern Software Experience			
Incumbent Director, Age **Position**	**Tenure (Years)**	**Industry Background**	**Hardware Experience**	**C-Level Executive**	**Technical**	**Public M&A**	**Other Public Board / Investor**
 **John Fox, 77** *Chairman and Chair of Compensation Committee*	16	Professional Services					
 **Jean Holley, 62** *Chair of Corporate Governance and Nominating Committee*	14	Logistics; Telecom Equip.; Building Materials					
 **Matthew Moog, 51** *Member of CG&N and F&S Committees*	8	Radio; Consumer Internet		✓			
 **Marc Zenner, 58** *Chair of Finance & Strategy Committee*	2	Investment Banking (Generalist)					
Legion Nominee, Age **Position**							
 **Sarika Garg, 45** *Former Chief Strategy Officer, Tradeshift*		Enterprise Software / Fintech		✓	✓	✓	
 **Sagar Gupta, 33** *Senior Analyst at Legion Partners (6.9% stockholder of OSPN)*		Technology Investor				✓	✓
 **Michael McConnell, 54** *Board Director, Executive and Investor at numerous technology firms*		Tech Executive, Board Director and Investor	✓	✓		✓	✓
 **Rinki Sethi, 38** *Chief Information Security Officer, Twitter*		Cybersecurity Software	✓	✓	✓	✓	

Note: Corporate Governance & Nominating ("CG&N"); Finance & Strategy ("F&S"); tenure calculation as of June 2021; Hardware Experience indicative of public board and/or operating experience at a hardware technology firm (other than serving on OSPN Board)
Source: SEC Filings, Legion Partners' Research

Proxy Solicitor Information

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Disclaimer – Important Information

The materials contained herein (the "Materials") represent the opinions of Legion Partners Holdings, LLC and its affiliates (collectively, "Legion Partners", "Legion" or "we") and are based on publicly available information with respect to OneSpan Inc. (the "Company"). Legion Partners recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Legion Partners' conclusions. Legion Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Legion Partners disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Legion Partners herein are based on assumptions that Legion Partners believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Members of Legion Partners currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Legion Partners from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Legion Partners discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Legion Partners expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Legion Partners. Although Legion Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Legion Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Legion Partners has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

LEGION PARTNERS